October 24, 2024

Chris Pavlovski
Chief Executive Officer and Chairman
Rumble Inc.
444 Gulf of Mexico Dr
Longboat Key, Florida 34228

       Re: Rumble Inc.
           Registration Statement on Form S-3
           Filed October 18, 2024
           File No. 333-282731
Dear Chris Pavlovski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Sean Ewen, Esq.